VOLKSWAGEN

AKTIENGESELLSCHAFT


IN TT 406

JANUARY–JUNE 2006

Interim Report

When closed, the CSC roof curves in an arc between the windscreen and the rear of the car, creating a classic coupé roof that is both elegant and sporty. With the roof open, the Eos also demonstrates that it was a specially developed as a convertible coupé, and that the design of its bodywork was not based on any existing model. The CSC roof also enabled the windscreen frame to be kept short and the rear end compact. Like the bonnet, the rear wings curve upwards too. The aerodynamic rear edge of the boot lid is therefore embedded between the rear wings. This is precisely what gives the Eos wholly unique, powerful dynamics.

The CSC roof operates as follows: It is opened and closed using a switch on the center console between the front seats. As soon as the convertible top switch is activated, the transparent sliding/tilting roof moves backwards, and the side windows are lowered simultaneously. At virtually the same time, the entire rear area of the roof from the C to the imaginary B pillar is raised. The sliding/tilting roof slides beneath the rear area of the roof to form a compact "sandwich" with the latter. The convertible top compartment cover including the boot lid then folds backwards completely, and the side roof rails are released from the windscreen frame and also move backwards. The sliding/tilting roof and rear area of the hard top are lowered, while the roof rails slide into separate cavities on a level with the rear side windows. At the end of this transformation, the original coupé becomes a convertible that looks like it was never anything else.

The CSC roof's innovative folding mechanism provides many practical benefits. Firstly, a pure convertible feel. As the windscreen frame protrudes much less into the interior than in many other vehicles of this type, there is nothing but sky above the driver and passenger. Secondly, an integrated sliding/tilting roof with glass panels. The sun doesn't always shine and it's not always summer – but this is when the CSC roof lets in light, air and plenty of fun. Thirdly, electrohydraulic operation as standard. The complete process of opening and closing the roof system is automatic and fast – with only 25 seconds between the first "clack" and the last "click". Fourthly, spaciousness. Despite its attractive looks, the Eos offers ample space in the boot. Stowage space of 205 liters is available with the roof open, or 380 liters with the roof closed. As standard, a power latching system closes the boot lid the last few millimeters. Fifthly, a convertible and coupé in one. All these benefits and the drive for perfection down to the smallest detail reflect the Volkswagen brand's innovative power. Aus Liebe zum Automobil.





The CSC roof

»THE EOS HAS NO PREDECESSOR, NO OTHER VOLKSWAGEN MODEL FROM WHOSE SHADOW IT EMERGES. AND YET THE NEW CONVERTIBLE COUPÉ FOLLOWS ONE OF VOLKSWAGEN'S CORE TRADITIONS: FULFILLING DREAMS.«


WOB EO 116

WORLD PREMIERE FOR THE EOS – FIRST CONVERTIBLE, SLIDING AND COUPÉ ROOF

>> Five-piece CSC roof makes the new Eos the convertible coupé for every day of the year
>> Unique roof dimensions enable a pure convertible feel and uncompromising design

After well over one million Beetle, Karmann Ghia, Golf and New Beetle convertibles, Volkswagen launched the new Eos in May 2006, thus continuing one of the world's most successful convertible traditions. When Volkswagen unveiled the first Beetle Cabriolet in 1949, it brought open-top motoring to the masses at a stroke. 1957 saw the premiere of the Karmann Ghia Cabriolet, based on the technology of the Beetle. Both the Beetle and the Karmann Ghia became cult cars – and the same can be said about the Golf Cabriolet: Launched in 1979, over three generations it has developed into a global bestseller. The era of another cult convertible – the New Beetle Cabriolet – began at the end of 2002. Accompanying this – but positioned above the New Beetle Cabriolet – the Eos is now thrilling motorists as the world's first production vehicle with a convertible, sliding and coupé roof (CSC roof).

KEY FIGURES

VOLKSWAGEN GROUP

Volume Data[1]	Q2 2006	Q2 2005	%	Q1–2 2006	Q1–2 2005	%
Deliveries to customers ('000 units)	1,503	1,376	+9.2	2,864	2,559	+11.9
of which: in Germany	288	282	+2.0	535	504	+6.0
abroad	1,215	1,093	+11.1	2,329	2,054	+13.4
excluding China	1,321	1,226	+7.8	2,518	2,293	+9.8
Vehicle sales ('000 units)	1,475	1,377	+7.1	2,866	2,543	+12.7
of which: in Germany	296	289	+2.5	550	506	+8.7
abroad	1,179	1,089	+8.3	2,316	2,037	+13.7
excluding China	1,316	1,267	+3.9	2,580	2,337	+10.4
Production ('000 units)	1,437	1,410	+1.9	2,890	2,634	+9.7
of which: in Germany	485	514	−5.6	1,010	970	+4.0
abroad	951	895	+6.2	1,880	1,664	+13.0
excluding China	1,282	1,301	−1.4	2,602	2,418	+7.6
Employees ('000 on June 30, 2006/Dec. 31, 2005)				329.4	344.9	−4.5
of which: in Germany				173.2	178.7	−3.0
abroad				156.2	166.2	−6.0

Financial Data (IFRS), € million	Q2 2006	Q2 2005[2]	%	Q1–2 2006	Q1–2 2005[2]	%
Sales revenue	26,555	24,581	+8.0	51,892	45,446	+14.2
Operating profit before special items	1,303	873	+49.3	2,029	1,341	+51.3
Special items	−906	–	x	−995	–	x
Operating profit	397	873	−54.6	1,034	1,341	−22.9
as a percentage of sales revenue	1.5	3.6		2.0	3.0	
Profit before tax from continuing operations	339	515	−34.2	751	640	+17.3
as a percentage of sales revenue	1.3	2.1		1.4	1.4	
Profit from continuing operations	56	308	−81.6	390	379	+3.1
Profit from discontinued operations[3]	803	25	x	796	24	x
Profit after tax	859	333	+158.3	1,186	403	+194.2
Cash flows from operating activities	3,950	2,708	+45.9	7,771	4,412	+76.1
Cash flows from investing activities	1,337	2,578	−48.1	3,507	5,121	−31.5
Automotive Division[4]						
Cash flows from operating activities	3,270	2,625	+24.5	6,291	3,333	+88.7
Cash flows from investing activities[5]	−187	1,396	x	598	2,675	−77.7
of which: investments in property, plant and equipment	673	893	−24.7	1,366	1,879	−27.3
as a percentage of sales revenue	2.8	4.0		2.9	4.5	
capitalized development costs[6]	381	382	−0.2	740	757	−2.2
as a percentage of sales revenue	1.6	1.7		1.6	1.8	
Net cash flow	3,457	1,229	+181.2	5,693	658	x
Net liquidity (on June 30)				6,365	−1,303	x

[1] Volume data including the vehicle production investments Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd. These companies are not fully consolidated. All figures shown are rounded, so minor discrepancies may arise from addition of these amounts. 2005 deliveries updated on the basis of statistical extrapolations.
[2] Restated.
[3] Net gain on disposal of the Europcar group and the Europcar's current profit after tax for January to May 2006/H1 2005.
[4] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[5] Excluding acquisition and disposal of equity investments: Q2 €989 million (€1,295 million), H1 €2,113 million (€2,606 million).
[6] See table on page 25.

- Increase in Volkswagen Group operating profit before special items by 51.3% year-on-year to €2.0 billion in the first six months of 2006, but still well below medium-term earnings target
- Positive one-off factors in the form of gains on the sale of gedas AG and Volkswagen Bordnetze GmbH (€0.3 billion) and negative effects resulting from restructuring expenses (€–1.3 billion) reduced Automotive Division operating profit by a net €1.0 billion in the first six months of 2006
- Automotive Division operating profit after special items lower than in previous year due to negative one-off factors; Financial Services operating profit above high prior-year level
- Gain on sale of Europcar required to be reported separately under IFRSs as "profit from discontinued operations" presented below continuing operations in the consolidated income statement. Cash generated by the sale contributes to increase in Automotive Division net liquidity to €6.4 billion
- Group pre-tax profit from continuing operations improves by 17.3% to €751 million
- Group products successful:
  - Deliveries to customers up by 11.9% year-on-year to 2.9 million vehicles; increase in market share especially in Germany and Western Europe
  - All Group brands generate higher sales figures than in the previous year
  - Full availability of new models drives significant increase in deliveries in the USA (+16.5%); Passat Lingyu and Jetta Sagitar primary contributors to increase in deliveries to customers in China
  - Successful market launch of Eos, Polo GTI and Audi A6 Allroad quattro; Audi presents new Audi S6, S8 and TT Coupé models
  - Škoda Roomster received positively by the market; sales figures for new SEAT Leon almost double year-on-year
  - Volkswagen Commercial Vehicles premiers new Crafter at the Birmingham Motorshow

VOLKSWAGEN ESTABLISHES PRODUCTION FACILITY IN RUSSIA

Volkswagen AG is to establish a production facility in Kaluga, Russia, 160 kilometers southwest of Moscow. The new plant will help the Company exploit the growth opportunities offered by the Russian market. It will have an annual capacity of 115,000 vehicles and employ up to 3,500 staff. Starting in the first half of 2007, the facility will assemble around 20,000 semi-knocked down Volkswagen and Škoda brand models per year. Full production will commence in the first half of 2009, and the plant is also expected to build a vehicle specially developed by Volkswagen for the Russian market.

EXPLORATORY TALKS UNDERWAY TO IMPROVE COMPETITIVENESS

The Company presented a strategy for improving the competitiveness of Volkswagen AG's plants to the IG Metall trade union during initial exploratory talks in June 2006. The core issues are productivity and competitive labor costs, and the goal is to increase capacity utilization at the plants, which will also help safeguard jobs.

Following a second meeting in July, both parties agreed to begin talks on working hours, labor costs and capacity utilization at the plants. Accompanying these talks, the Company and the Works Council entered into a framework agreement on the procedure for component production and a works agreement on an innovative approach to organizing work practices at Volkswagen AG.

The voluntary redundancy program and part-time scheme for employees near to retirement are continuing at the same time as the exploratory talks; both programs are being extremely well received.

VOLKSWAGEN RECEIVES EUROPEAN ENVIRONMENTAL AWARD

On June 1, 2006, the European Commission awarded Volkswagen the "European Business Award for the Environment" for its end-of-life vehicle recycling technology, which is particularly environmentally- and resource-friendly. In the "Processes Award" category, the Commission acknowledged the Volkswagen-SiCon process developed together with SiCon GmbH, in which materials are recovered from the end-of-life vehicle recycling process and, as secondary raw materials, can therefore be returned to the economic cycle.

The development of a recycling system for end-of-life vehicles underlines Volkswagen's commitment to sustainable development as an innovation leader in end-of-life vehicle recycling. Using “waste” components from end-of-life vehicles as a source of raw materials enables environmentally-friendly recycling and preserves natural resources. In addition to the first facility in Belgium that is already showcasing the recycling process, additional plants are planned or under construction in seven European countries.

PRODUCTION ANNIVERSARY IN EMDEN

The 14-millionth Passat worldwide rolled off the production line at our Emden plant on April 27, 2006. The Passat, which has received numerous awards in recent months, is one of the most popular mid-sized cars and leads the registration statistics for its segment in Germany.

SALE OF EUROPCAR COMPLETED

Following the approval of the antitrust authorities in Germany, France and Italy, the process of selling Volkswagen's former wholly-owned subsidiary Europcar International S.A.S.U. was completed as of May 31, 2006. The Paris-based company has been managed by the French investment group Eurazeo since June 1, 2006.

AUDI TRIUMPHS IN LE MANS

Audi AG wrote another major chapter in its racing history at this year's Le Mans 24 Hours. The Audi R10 TDI was the first ever diesel engine vehicle to win the race. It was Audi's sixth victory in seven years and its third in succession. Thanks to its fuel-efficiency, the Audi R10 TDI set a new distance record of 380 laps and around 5,100 kilometers.

AUDI BUILDS Q5 SUV IN INGOLSTADT

In May, the decision was taken to locate production of the new Audi Q5 at the Ingolstadt facility. The agreements with the Works Council ensure that the vehicle can be manufactured at a competitive cost level. The second Audi brand model in the sports utility vehicle (SUV) segment will start production in 2008. In the coming years, around €300 million will be invested in production for this model.

FORMOTIONPLUS

The ForMotionplus performance enhancement program launched in 2006 has made a successful start. All the Group's brands and companies have defined their individual programs and are systematically driving forward their implementation. Cross-brand projects support these activities and therefore make an important contribution to our goal of achieving a consolidated profit before tax of €5.1 billion in 2008.

PORSCHE AG INTENDS TO INCREASE ITS INTEREST IN VOLKSWAGEN AG

Dr. Ing. h.c. F. Porsche Aktiengesellschaft announced on June 23, 2006 its intention to acquire an additional 3.9% of Volkswagen AG's ordinary shares. It is currently obtaining the necessary approval by the merger control authorities. The acquisition would increase the proportion of ordinary shares held by Porsche AG to 25.1%.

LEGAL MATTERS

On July 13, 2006, the European Court of Justice finally upheld a judgment by the Court of First Instance dated December 3, 2003, under which a fine imposed on Volkswagen AG by the European Commission in 2001 is null and void. On June 29, 2001, the European Commission imposed a fine of €31.0 million on Volkswagen AG for alleged influencing of German dealer pricing at the market launch of the Passat. We lodged an appeal against this ruling with the European Court of First Instance on September 10, 2001.

CHANGES IN THE BOARD OF MANAGEMENT AND SUPERVISORY BOARD

At its meeting on May 2, 2006, Volkswagen AG's Supervisory Board unanimously resolved to extend the appointment of Dr. Bernd Pischetsrieder as Chairman of the Board of Management of Volkswagen AG to April 16, 2012, and to extend his employment contract accordingly.

The "Shareholder Business Relationships Committee" established by Volkswagen AG's Supervisory Board met for the first time on May 3. Its members are Mr. Roland Oetker (Chairman), Mr. Ulrich Neß (Deputy Chairman), Ms. Elke Eller and Dr. Michael Frenzel. The Committee's task includes the supervision of business relationships of Volkswagen AG and its Group companies with Volkswagen AG shareholders who hold at least 5% of voting rights. This also includes monitoring compliance with the business processes established by the Board of Management which were put in place to structure legal relationships with shareholders in accordance with agreements.

Dr. Gerhard Cromme and Dr. Klaus Liesen retired from Volkswagen AG's Supervisory Board at the end of the Annual General Meeting on May 3, 2006. This Annual General Meeting elected Dr. Jürgen Großmann, Managing Partner of Georgsmarienhütte Holding GmbH, and Mr. Holger P. Härter, member of the Executive Board of Dr. Ing. h. c. F. Porsche AG responsible for Finance and Controlling, to the Supervisory Board for the first time. The terms of office of the following existing Supervisory Board members was renewed: Dr. Hans Michael Gaul, Dr. Heinrich von Pierer and Dr. Wendelin Wiedeking.

The Audit Committee of Volkswagen AG's Supervisory Board is composed of the following members effective July 19, 2006: Mr. Holger P. Härter (Chairman), Mr. Bernd Wehlauer (Deputy Chairman), Ms. Elke Eller and Dr. Hans Michael Gaul.

ANNUAL GENERAL MEETING

Volkswagen AG's 46th Ordinary General Meeting was held in the Congress Center Hamburg on May 3, 2006. With 59.7% of the voting capital present, the ordinary shareholders approved management's proposals relating to the formal approval of the actions of the members of the Board of Management and the Supervisory Board, the election of members of the Supervisory Board, the creation of authorized capital and the corresponding amendment to the Articles of Association, the authorization to purchase and utilize own shares and the election of the auditors for fiscal year 2006. The Annual General Meeting also resolved to pay a dividend of €1.15 per ordinary share and €1.21 per preferred share for fiscal year 2005. The results of the votes are available on the Internet at www.volkswagen-ir.de

Prices in the European equity markets fluctuated substantially in the second quarter of 2006. The positive trend of the first three months initially continued and saw equities reach their highest levels for several years at the beginning of May. This was followed by a period of uncertainty about interest rate developments, commodity prices and the situation in the Middle East, which resulted in heavy share price losses within a short period. Positive corporate news and macroeconomic forecasts were unable to offset this development. The situation in the equity markets stabilized in June, although the lack of positive news meant that share prices remained flat.

The DAX reached 5,683 points on June 30, 2006, up 5.1% on December 31, 2005. The DJ Euro STOXX Automobile closed the second quarter at 233 points, a 3.8% increase as against the end of 2005.

Volkswagen AG shares substantially outperformed the market in the first half of the year. This was mainly due to the systematic continuation of the Company's performance enhancement measures, restructuring and the retirement of treasury shares. However, Volkswagen shares fell significantly in value in May and June. The Volkswagen Group's results were below market expectations in Q1, causing Volkswagen shares to underperform the indices in the second quarter.

In the first half of 2006, Volkswagen AG ordinary shares recorded a peak level of €65.30 on April 4, 2006 – their highest value in seven years. Their lowest price was €45.10 on January 2, 2006. They closed June 30, 2006 at €54.83, up by a substantial 22.9% on December 31, 2005. Volkswagen AG preferred shares performed similarly, peaking at €47.36 on April 4, 2006. Their lowest price was €32.85 on January 5, 2006, and they recorded growth of 21.5% compared with the end of 2005.

Information and explanations on earnings per share can be found in the notes to the consolidated interim financial statements.

Additional Volkswagen share data, plus corporate news, reports and presentations, are available on our website at www.volkswagen-ir.de

SHARE PRICE DEVELOPMENT FROM DECEMBER 2004 TO JUNE 2006
INDEX BASED ON MONTH-END PRICES, DECEMBER 31, 2004 = 100


Volkswagen ordinary share
Volkswagen preferrd share
DAX
DJ Euro STOXX Automobile
200
180
160
140
120
100
80
Dec.
Jan.
Feb.
Mar.
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.
April
May
June

BUSINESS DEVELOPMENT

GENERAL ECONOMIC DEVELOPMENT

The global economy continued its recovery during the second quarter of 2006. However, risk of inflation increased worldwide on the back of persistently high commodity and oil prices, leading to more restrictive monetary policies in many countries. The resulting uncertainties led to significant price adjustments in the financial and foreign exchange markets.

Following a strong expansion during the first quarter, growth in the US economy has to some extent slowed. However, consumer sentiment has remained upbeat as a result of positive income development and improvements in the labor market. The US dollar has bounced back somewhat from its low against the euro in early June. The Mexican economy continues to benefit from sustained high oil prices.

Inflationary pressure remains high in Argentina due to steady dynamic growth, whereas Brazil is experiencing deflation even in the face of an expanding economy. In South Africa the rand has significantly weakened due to the rapidly rising current account deficit.

China remained Asia's most significant economic force in the second quarter of 2006 and further accelerated its dynamic growth. The Japanese economy continued its recovery, stimulated by robust domestic demand.

Current economic indicators are pointing to a continuous upward trend in many countries in Western Europe, bolstered by a more optimistic consumer and business climate. Economic expansion is continuing at a strong pace in Central Europe. The currencies of some countries have come under pressure due to rising trade deficits and an increase in new borrowings.

Current indicators are pointing to economic improvement in Germany. Nevertheless, a lasting turnaround in private consumer demand is unlikely, due to the weak labor market recovery, persistently high energy prices and the additional burden from taxes and social security contributions to be expected over the medium term.

EXCHANGE RATE DEVELOPMENT, DECEMBER 2004 TO JUNE 2006
INDEX BASED ON MONTH-END PRICES: DECEMBER 31, 2004 = 100


USD to EUR
JPY to EUR
GBP to EUR
110
105
100
95
90
85
80
Dec.
Jan.
Feb.
Mar.
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.
April
May
June

DEVELOPMENT OF AUTOMOTIVE MARKETS

New passenger car registrations worldwide during the first half of 2006 were up on the first six months of the previous year. The South America and the Asia/Pacific regions in particular recorded above-average growth rates. Demand for passenger cars also increased in Western Europe.

During the current year, the US market is coming under pressure from sales incentives offered in particular by domestic car producers. In total, new registrations were down slightly on the previous year. This decline was the result solely of negative sales trends for light trucks; the passenger car market volume increased during the same period. Passenger car sales also increased in Canada, while the decline in passenger car registrations continued in Mexico.

The pick-up in the Brazilian passenger car market remained steady during the period from January to June 2006. However, the number of new heavy truck registrations was significantly lower year-on-year. During the first half of 2006, the volume of passenger car registrations in Argentina continued to grow. In the South African passenger car market, we again exceeded the record growth posted in the previous year.

China again achieved extremely high growth in new passenger car registrations in the first half of 2006. As in previous years, the Chinese automotive market therefore remained the main growth driver of global automotive demand. In 2006 China advanced to become the third largest passenger car market worldwide, behind the US and Japan, and ahead of Germany. Sales volumes in the Japanese passenger car market were down year-on-year, largely due to persistently high fuel prices. The Indian automotive market benefited from favorable economic conditions, recording above-average growth.

In Western Europe, demand for passenger cars in the first six months was slightly above the level of the previous year. More than half of all new passenger car registrations were for diesel-powered vehicles. The market volume for passenger cars in Central European countries was approximately the same as the previous year's figures. Due to a lack in demand stimuli from the private customer segment, Germany only recorded a slight year-on-year increase in the first half of 2006.

VEHICLE DELIVERIES WORLDWIDE

The Volkswagen Group sold 2,863,840 vehicles worldwide in the first half of 2006 and thus increased deliveries to customers significantly by 11.9% year-on-year. Excluding sales in China, we delivered 2,517,657 models (+9.8%) to customers. The positive development in the first three months continued in the second quarter of 2006. All Volkswagen Group brands improved their delivery figures in the period January to June 2006 compared with the previous year, achieving record results in some cases. The Volkswagen Passenger Cars brand increased its sales figures by 13.6% year-on-year and, at 18.4% and 22.4% respectively, our Bentley and Lamborghini luxury brands also generated impressive increases in their sales figures. The Bugatti brand started selling its first vehicles.

The table on this page gives an overview of deliveries to customers by market and the respective passenger car market share in the first six months.

DELIVERIES TO CUSTOMERS BY MARKET FROM JANUARY TO JUNE[1]

	Deliveries (units)		Change (%)	Share of passenger car market (%)	
	2006	2005		2006	2005
Europe/Remaining markets	**1,876,174**	**1,709,781**	**+9.7**		
Western Europe	**1,601,438**	**1,485,140**	**+7.8**	**19.1**	**17.9**
of which: Germany	534,773	504,471	+6.0	32.0	30.0
United Kingdom	194,346	184,118	+5.6	14.3	13.1
Spain	196,044	182,602	+7.4	22.6	21.1
Italy	146,591	134,035	+9.4	10.7	10.7
France	131,999	118,238	+11.6	11.0	10.0
Central and Eastern Europe	**193,417**	**166,295**	**+16.3**	**11.9**	**11.7**
of which: Czech Republic	41,611	41,445	+0.4	63.1	57.9
Poland	25,852	28,883	−10.5	19.8	20.3
Remaining markets	**81,319**	**58,346**	**+39.4**		
of which: Turkey	41,876	31,312	+33.7	11.6	9.6
North America	**255,326**	**240,641**	**+6.1**	**2.8[2]**	**2.5[2]**
of which: USA	158,981	136,443	+16.5	1.9[2]	1.6[2]
Mexico	76,920	86,780	−11.4	22.3	24.3
Canada	19,425	17,418	+11.5	4.3	3.9
South America/South Africa	**317,032**	**282,927**	**+12.1**	**18.7**	**18.5**
of which: Brazil	201,889	181,496	+11.2	24.5	24.2
Argentina	46,648	40,765	+14.4	26.6	28.2
South Africa	51,270	41,734	+22.8	20.9	20.4
Asia-Pacific	**415,308**	**325,543**	**+27.6**	**6.1**	**5.2**
of which: China	346,183	266,023	+30.1	17.3	17.6
Japan	36,639	35,460	+3.3	28.9[3]	28.6[3]
Worldwide	**2,863,840**	**2,558,892**	**+11.9**	**9.5**	**8.8**
Volkswagen brand group	1,957,937	1,725,741	+13.5		
Audi brand group	690,794	637,715	+8.3		
Commercial Vehicles	215,109	195,436	+10.1		

[1] Deliveries and market shares for 2005 have been updated to reflect subsequent statistical trends.
[2] Overall US market, includes passenger cars and light trucks.
[3] Refers to import market.

VOLKSWAGEN GROUP DELIVERIES BY MONTH
VEHICLES IN THOUSANDS



2006
2005
600
550
500
450
400
350
300
Jan.
Feb.
Mar.
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.

The following sections describe the particular factors affecting the individual markets.

DELIVERIES IN EUROPE/REMAINING MARKETS

At 55.9% (58.0%), we delivered the largest proportion of our vehicles to customers in Western Europe in the first six months of 2006. All Volkswagen Group brands exceeded the prior-year comparative figures. Development of the sales figures for the new Fox, Jetta, Passat saloon, Passat Variant and SEAT Leon models was particularly encouraging, and these models made a substantial contribution to the increase in sales by the Volkswagen Group. We also recorded high growth rates for the Audi A3, Audi A4 Cabriolet, Audi A6, Škoda Octavia and Škoda Fabia. Demand for the Multivan/Transporter and the Caddy also grew. The new Eos model and the Crafter – the successor to the LT – were also received positively by the market. Overall, we further extended our position as the market leader in Western Europe with a market share of 19.1% (17.9%).

The German passenger car market recorded a slight increase in demand for new vehicles in the first half of 2006. The Volkswagen Group was able to profit disproportionately from this trend and increased its sales figures by 6.0% year-on-year in the first six months. In particular, demand for the new Fox, Jetta, Passat Variant, Audi A4 Cabriolet and SEAT Leon models experienced very positive growth. We also recorded above-average growth rates for the Golf Plus, Škoda Fabia, Škoda Octavia and Audi A6. Seven models simultaneously led the registration statistics in their respective segment: the Fox, Polo, Golf, Passat, Audi A6, Touran and Multivan/Transporter. In June, the new Eos took the pole position in the convertible class for the first time. The Golf again continues to head the list of all newly registered passenger cars in Germany. We further extended our overall market leadership in the reporting period to 32.0% (30.0%).

In Central and Eastern Europe, demand for Group models in individual markets was very mixed. Significant growth in Romania and Russia was offset by declining deliveries in Poland due to the contraction of the overall market there. Despite an overall difficult market environment, the Group increased delivery figures in particular for the Polo, Passat saloon and Passat Variant, Touareg, Škoda Octavia and Škoda Superb models, as well as for the Audi A4 and Audi A6.

DELIVERIES IN NORTH AMERICA

The Volkswagen Group was able to continue the positive development in the first three months of 2006, again recording an increase in sales figures in the US passenger car market in the second quarter. In addition to the New Beetle, the new Golf, Golf GTI, Passat saloon and Jetta models in particular experienced stronger demand. The Bentley and Lamborghini models also recorded high growth rates in the premium vehicle classes. The Volkswagen

Group increased deliveries to customers in the US passenger car market by a total of 16.5% in the first six months of 2006.

We generated substantial growth in sales figures for our Jetta, Passat, Golf and Audi A3 models in Canada. Demand was particularly strong for our Jetta, Passat and Multivan/Transporter models in the Mexican passenger car market in the first half of 2006.

DELIVERIES IN SOUTH AMERICA/SOUTH AFRICA

A continued positive trend was evident in all major South American passenger car markets. In the Brazilian passenger car market, Volkswagen continued to profit from strong demand for the Fox entry-level model, of which we delivered a total of around 53,568 units in that market. Deliveries of the Fox accounted for 26.5% of the Volkswagen Group's total volume in Brazil. Sales in the Brazilian passenger car market also include the Saveiro and T2 light commercial vehicles, whose deliveries rose considerably by 32.7% compared with the first six months of 2005. Sales of heavy commercial vehicles that are also produced in Brazil (in the 5 to 45 tonnes weight classes) amounted to 10,412 units (12,536) in the first half of 2006. This 17% year-on-year decrease should be seen in the context of a 14% decline in sales in the overall market. Nevertheless, Volkswagen remained the clear market leader in Brazil in this segment despite the difficult economic environment, with a market share of 30.9%. Sales of buses increased to 2,736 (2,021) units.

Our deliveries in the passenger car market in Argentina, which is still growing at a fast pace, rose by 14.4% year-on-year in the period January to June 2006. Demand increased in particular for the Fox, Gol and Jetta models. This enabled Volkswagen to again confirm its leading position in the Argentinian passenger car market. In the first six months of 2006, we also sold 1,418 (1,302) heavy trucks and buses in this country.

The growth in the South African passenger car market continued. This was also reflected in sales figures for the Volkswagen Group, which increased by 22.8% year-on-year in the period January to June 2006. The Polo, Jetta, Passat and Audi A3 models recorded a disproportionate increase. Overall, the Volkswagen Group remained the market leader with a share of 20.9% (20.4%).

DELIVERIES IN ASIA-PACIFIC

In the passenger car markets in the Asia-Pacific region, deliveries by the Volkswagen Group rose by 27.6% year-on-year in the first half of 2006. In particular the significant increase in demand for Group models in the Chinese passenger car market contributed to this growth. The sales success of the Polo, the Jetta Sagitar and of the Passat Lingyu, developed specially for the Chinese market, was a particularly notable factor. Our large product range enabled us to secure our leadership position in the Chinese passenger car market despite sustained competitive pressure due to greater sales incentives offered by other manufacturers. In Japan, we delivered 3.3% more vehicles in the period January to June 2006 compared with the first six months of the previous year. The Polo, Jetta, Passat, Audi A3 and Bentley Continental GT models accounted for most of this sales growth.

The Polo and the Golf, as well as the new Jetta and Passat, were among the models generating strong sales growth in the other Asia-Pacific markets, such as Australia, Taiwan and India.

WORLDWIDE DEVELOPMENT OF INVENTORIES

As a result of seasonal factors, inventories held by Group companies and the dealership organization worldwide on June 30, 2006 were up slightly compared with the end of 2005, but down substantially year-on-year. Inventories remained at the level required to supply our customers.

UNIT SALES, PRODUCTION AND EMPLOYEES

The Volkswagen Group delivered 2,865,695 cars to the dealership organization in the first half of 2006. This represents an increase of 12.7% year-on-year. Excluding our joint ventures in China, we increased our worldwide sales volume by 10.4% to a total of 2,579,686 cars. The volume of cars sold abroad increased by 13.7%, primarily on the back of higher demand in China and the US. In Germany, we recorded a 8.7% increase compared to the first six months of the previous year. The proportion of vehicles sold in Germany fell slightly to 19.2% (19.9%).

During the reporting period, the Volkswagen Group – including the Chinese joint ventures – produced 2,890,108 cars, up 9.7% on the previous year. Our joint ventures in China, in particular, significantly increased the number of units produced. Excluding the cars manufactured in China, the Volkswagen Group produced 2,601,624 units (+ 7.6%). The portion of total production originating in Germany decreased to 34.9% (36.8%).

At June 30, 2006, the number of people employed by the Volkswagen Group fell by 4.5% compared with the 2005 year-end figure to 329,405. This is primarily due to the sale of the gedas group and of Europcar, as well as to the reduction in staff, in particular at Volkswagen AG, initiated as part of our performance enhancement measures. The number of employees in Germany declined by 3.0% to 173,240. However, the proportion of employees in Germany rose slightly as against the figure at December 31, 2005 to 52.6% (51.8%).

RISK ASSESSMENT

There were no significant changes to the risk situation compared with the presentation in the Risk Report chapter of the 2005 Annual Report.

The Europcar group was deconsolidated at the end of May 2006 after the sale of the group was approved by the relevant antitrust authorities.

In accordance with IFRS 5 "Noncurrent Assets Held for Sale and Discontinued Operations", we have presented the income and expenses arising from the short-term rental business up to the date of deconsolidation and the gain on the sale separately in the income statement as "discontinued operations".

AUTOMOTIVE DIVISION
BALANCE SHEET STRUCTURE

At the end of June 2006, noncurrent assets in the Automotive Division were below the level reported at December 31, 2005 (–7.7%) due to lower property, plant and equipment. Current assets rose by 16.7% due to the substantial increase in cash and cash equivalents and securities, as well as higher inventories and receivables due to seasonal factors.

Equity in the Automotive Division increased by 8.6% against the end of 2005. In addition to the profit for the period, this relates to the reduction in actuarial losses on pension provisions recognized in equity as a result of increased capital market rates. Noncurrent liabilities fell by 6.5% at June 30, 2006, due primarily to the repayment of bonds and the adjustment of pension provisions. Current liabilities rose by 17.6% compared with December 31, 2005 as a result of higher trade payables, other liabilities and provisions.

At June 30, 2006, total assets in the Automotive Division increased by 5.3% against the end of 2005.

FINANCIAL SERVICES DIVISION
BALANCE SHEET STRUCTURE

At the end of the first half of 2006, total assets in the Financial Services Division were down by 3.6% on the end of 2005. This is attributable to the sale of our short-term rental business.

We recorded a drop in the rental assets reported under noncurrent assets due to the sale of Europcar. Current assets were on a level with the year-end figure for 2005. The Financial Services Division accounted for a total of around 46% of the Volkswagen Group's assets at June 30, 2006.

At the end of the first half of 2006, the Division recorded a slight decline in equity compared with the end of 2005. This decrease largely reflects the sale of Europcar. Current financial liabilities increased by €1.5 billion due to reclassifications from noncurrent financial assets.

Deposits at Volkswagen Bank *direct* amounted to €8.9 billion (+2.0%) at the end of the second quarter.

INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT, AND CASH FLOW IN THE AUTOMOTIVE DIVISION

The systematic continuation of our performance enhancement measures enabled us to reduce investments in property, plant and equipment in the Automotive Division in the period by 27.3% year-on-year to €1.4 billion – without affecting our new model initiative. As a result, the ratio of investments in property, plant and equipment to sales revenue

(capex ratio) fell from 4.5% in the previous year to 2.9%. Investments focused primarily on models that we launched in the market this year, or that we will launch this year or next year. These include the Eos, the new compact SUV, the Audi A5 and new versions of the Bentley Continental GTC, as well as the successors to the Audi TT and the Škoda Fabia.

The Automotive Division was unable to achieve the previous year's gross cash flow in the first half of 2006 because this item was impacted by restructuring expenses, and the gains on the sale of gedas AG and Volkswagen Bordnetze GmbH were reclassified as investing activities. The negative earnings effect of the restructuring measures is offset by an improvement in funds tied up in working capital since no funds have yet been utilized. Overall, cash flows from operating activities increased by €3.0 billion year-on-year to €6.3 billion. In the first six months of 2006, net cash used in investing activities fell as against the previous year, in particular due to the gains on the sale of Europcar, gedas AG and Volkswagen Bordnetze GmbH. In addition, the lower investments in property, plant and equipment helped improve net cash flow in the Automotive Division by €5.0 billion in the first half of 2006 to €5.7 billion.

NET LIQUIDITY

The Automotive Division's net liquidity continued to develop positively in the first half of 2006, increasing by almost €5.7 billion from the end of 2005 to around €6.4 billion at June 30, 2006 – including cash inflows from the sale of investments.

The Financial Services Division's negative net liquidity fell by around €0.9 billion as against the end of 2005 to €–48.0 billion, mainly due to the deconsolidation of the Europcar group.

As a result of the positive development in the Automotive Division, the Volkswagen Group's net liquidity improved by €6.6 billion compared with December 2005 to €–41.6 billion at June 30, 2006.

SALES REVENUE OF THE VOLKSWAGEN GROUP

The sales revenue of the Volkswagen Group increased substantially by 14.2% year-on-year to €51.9 billion in the first half of 2006, due in particular to the increase in unit sales at the Automotive Division. This Division's sales revenue improved by 14.9% year-on-year to €47.6 billion. The disproportionately high unit sales growth in China is only reflected in the Group's sales revenue by higher deliveries of vehicle parts to our Chinese joint ventures, as these are accounted for using the equity method. The Financial Services Division lifted its sales revenue by 6.9% in the period under review to €4.3 billion. €38.3 billion or 73.8% (72.3%) of the Group's sales revenue was generated outside Germany.

EARNINGS DEVELOPMENT

Special items and the sale of Europcar affected the Group's earnings in the first half of 2006 to a significant extent. The sale of gedas AG and Volkswagen Bordnetze GmbH resulted in positive special items amounting to €0.3 billion, while the expenses relating to restructuring measures totaling €1.3 billion had a negative effect. This reduction in operating profit was offset by positive effects amounting to €0.8 billion from the sale of Europcar that are reported as profit from discontinued operations.

The Volkswagen Group's gross profit improved by 20.3% year-on-year to €7.1 billion in the period from January to June 2006. The Group increased its gross margin to 13.6% (previous year: 12.9%), in particular due to sales revenue growth and cost savings achieved as part of ForMotionplus.

The Automotive Division's gross profit rose by 24.7% year-on-year to €5.9 billion, while the Financial Services Division generated a gross profit

of €1.1 billion (+1.7%). The Volkswagen Group's distribution expenses increased by 11.9% to €4.4 billion, mainly as a result of the volume-related increase in sales incentives as well as freight and loading costs. However, we were able to cut sales promotion costs per vehicle, and in turn to reduce the ratio of distribution expenses to sales revenue. This also illustrates the success of our sales strategy of offering customers intelligent packages that combine product-oriented offerings with services such as servicing, insurance and leasing, or finance. General and administrative expenses amounted to €1.1 billion (+1.8%), and as a result the ratio of these expenses to sales revenue was also reduced. The other operating result of the Group was €–0.5 billion in the period under review. This decline is due in particular to the expenses for restructuring measures as well as negative exchange rate effects. In the first half of 2006, the Volkswagen Group generated an operating profit of €1.0 billion and thus fell short of the previous year's figure by 22.9% due to negative one-time factors. At €2.0 billion, the Volkswagen Group's operating profit before special items was up 51.3% year-on-year. Despite the significant improvement, earnings remain well below our medium-term target. The ForMotionplus program will therefore be systematically continued.

The financial result, which primarily includes expenses from the scheduled interest cost added back on discounted noncurrent provisions, improved by €418 million as against the previous year to €–283 million. This positive development was driven in particular by the higher investment income from the joint ventures included using the equity method in the consolidated financial statements and the fair value measurement of derivative financial instruments.

The Volkswagen Group generated profit before tax of €751 million (+17.3%) in the first six months of 2006. The profit from discontinued operations includes both the net gain on the disposal of Europcar and Europcar's current profit for the period from January to May 2006. Consolidated profit after tax therefore amounted to €1.2 billion (€403 million).

OPERATING PROFIT BEFORE SPECIAL ITEMS BY QUARTERS
VOLKSWAGEN GROUP IN € MILLION


1.400
1.200
1.000
800
600
400
200
0
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006
Q2 2006

The most important automotive markets recorded robust growth in the first six months of 2006, despite the difficult macroeconomic environment. The level of the first half of 2005 was exceeded. However, high energy and commodity prices, coupled with political turmoil in the Middle East, will continue to put pressure on the global economy. Increasing price pressure and continuing unfavorable exchange rates are exacerbating the situation for automobile manufacturers. Nevertheless, we are still predicting a modest increase in global passenger car sales. Demand in the US and Western European markets is likely to remain stable, and we are expecting slight growth in the German passenger car market.

We expect our market position to improve in the current year driven by higher deliveries, especially in Western Europe and the USA. All brands are represented by new volume models, and our product rollout will be continued in the second half of the year. We are expecting delivery figures in the Chinese and South American/South African markets to increase significantly, and are thus assuming overall growth in our deliveries to customers.

The resulting increase in sales revenue, combined with the measures implemented as part of ForMotionplus, will help achieve a year-on-year improvement in 2006 in operating profit before special items. We also expect the Automotive Division to record a positive net cash flow in 2006 and a further improvement in net liquidity compared with December 31, 2005.

This report contains forward-looking statements on the business development of the Volkswagen Group. These statements are based on assumptions relating to the development of the economies of individual countries, and in particular of the automotive industry, which we have made on the basis of the information available to us and which we consider to be realistic at the time of going to press. The estimates given entail a degree of risk, and the actual developments may differ from those forecast.

Consequently, any unexpected fall in demand or economic stagnation in our key sales markets, such as Western Europe (and especially Germany) or in the USA, Brazil or China, will have a corresponding impact on the development of our business. The same applies in the event of a significant shift in current exchange rates relative to the US dollar, sterling, yen, Brazilian real, Chinese renminbi and Czech koruna.

SALES REVENUE AND OPERATING RESULT BY BUSINESS LINE

The Volkswagen Group's sales revenue of €51.9 billion in the first half of 2006 was up 14.2% year-on-year. All the Group's business lines contributed to this positive development. The main reason for this growth was the higher unit sales figures recorded in particular by the Volkswagen Passenger Cars, Škoda and Audi brands. The Financial Services Division also contributed to the Group's positive development with an increase in sales revenue.

In the period from January to June 2006, the Volkswagen Group's operating profit before special items increased by 51.3% year-on-year to €2,029 million, due primarily to positive volume effects. The Group was also able to further optimize product and fixed costs.

The Volkswagen brand group generated an operating profit of €730 million, up €561 million on the previous year. This was attributable primarily to the sharp increase in unit sales, which in turn was largely due to the full availability of the Passat and Jetta as well as the sales success achieved by Škoda in the first half of 2006.

VOLKSWAGEN GROUP

Division/Segment	**Automotive Division**				**Financial Services Division**
Business Line	**Volkswagen brand group**	**Audi brand group**	**Commercial Vehicles**	**Remaining companies**	**Financial Services**
Product Line/Business Field	VW Passenger Cars Škoda Bentley Bugatti	Audi SEAT Lamborghini		Financing Services	Dealer and customer financing Leasing Insurance Fleet business

The Audi brand group continued its positive growth in the second quarter of 2006. At €722 million, its operating profit in the first six months exceeded the already high prior-year figure by 9.9%, due mainly to the substantial unit sales growth recorded by Audi vehicles. However, the result was impacted by SEAT's earnings performance, which remained unsatisfactory.

The upward trend in the commercial vehicles business continued. In the period under review, the Commercial Vehicles business line generated an operating profit of €85 million – up €75 million on the previous year. This improvement was primarily a result of the significant volume growth achieved by the new Multivan/Transporter and Caddy models, as well as of productivity gains.

In the first half of 2006, the Financial Services Division increased its operating profit by 3.4% year-on-year to €486 million. The Division thus again made a major contribution to the Volkswagen Group's operating result.

KEY FIGURES BY BUSINESS LINE FROM JANUARY 1 TO JUNE 30

	Vehicle sales[1]		Sales revenue		Operating result	
'000 vehicles/€ million	**2006**	**2005**	**2006**	**2005[2]**	**2006**	**2005[2]**
Volkswagen brand group	1,976	1,738	27,379	23,726	730	169
Audi brand group	670	612	16,005	14,112	722	657
Commercial Vehicles	220	193	4,129	3,460	85	10
Remaining companies[3]			94	141	6	35
Financial Services			4,285	4,007	486	470
Business lines before special items	2,866	2,543	51,892	45,446	2,029	1,341
Special items					–995	
Volkswagen Group	**2,866**	**2,543**	**51,892**	**45,446**	**1,034**	**1,341**

[1] *All figures shown are rounded, so minor discrepancies may arise from addition of these amounts.*

[2] Restated.

[3] Primarily Volkswagen Group Services SCS, Volkswagen International Finance N.V., Volkswagen Investments Ltd., VW Kraftwerk GmbH, Volkswagen Immobilien, gedas group (until March 2006 inclusive).

SALES REVENUE AND OPERATING RESULT BY MARKET

In the first half of 2006, the Volkswagen Group generated sales revenue of €37.2 billion in Europe/Remaining markets – a year-on-year increase of 9.4%. This improvement was due in particular to the considerably higher sales volume. The operating profit in this region therefore rose by €402 million as against the first six months of 2005 to €2.3 billion.

In North America, the Group's sales revenue of €7.1 billion was up 19.2% year-on-year due to the full availability of the Passat and Jetta, and to the trend towards higher-value vehicles. The operating loss of €317 million (€604 million) was again due to unfavorable exchange rate movements and high sales promotion costs, but was almost halved as against the previous year.

In South America/South Africa, sales revenue rose substantially by 42.2% to €4.3 billion. This growth was driven mainly by higher unit sales in South Africa in particular, as well as by the appreciation of the Brazilian real. The operating profit in South America/South Africa was €144 million, thus exceeding the prior-year figure by €50 million.

In the period under review, sales revenue in the Asia-Pacific region improved by 33.6% year-on-year to €3.2 billion. The operating loss increased to €112 million (€61 million). This figure was impacted primarily by the fierce competitive environment, continued negative exchange rate effects and consequently negative results in the vehicle business in the Asia-Pacific region.

KEY FIGURES BY MARKET FROM JANUARY 1 TO JUNE 30

	Sales revenue		Operating result	
€ million	2006	2005[1]	2006	2005[1]
Europe/Remaining markets	37,194	33,992	2,314	1,912
North America	7,135	5,987	−317	−604
South America/South Africa	4,315	3,035	144	94
Asia-Pacific[2]	3,248	2,432	−112	−61
Markets before special items	51,892	45,446	2,029	1,341
Special items			−995	
Volkswagen Group[2]	**51,892**	**45,446**	**1,034**	**1,341**

[1] Restated.

[2] The sales revenue and operating results of the joint venture companies in China are not included in the figures for the Group and the Asia-Pacific market. The Chinese companies are consolidated using the equity method, and recorded an operating result (proportional) of €37 million (€–23 million).

FINANCIAL SERVICES DIVISION

The Financial Services Division continued its positive business development in the first half of 2006. The sale of Europcar International S.A.S.U. was completed on May 31, 2006. Prior to that date, the transaction had been approved by antitrust authorities in Germany, France and Italy. The Paris-based company has been managed by the French investment group Eurazeo since June 1, 2006.

Volkswagen Financial Services AG has completed the formation of its reinsurance company with its entry in the commercial register. The new Volkswagen Reinsurance AG, a wholly-owned subsidiary of Volkswagen Financial Services AG, will offer Group brand customers intelligent insurance rates and automotive insurance products going forward. Volkswagen Reinsurance AG is relying on a long history of cooperation with Allianz Versicherungs-AG to develop its product portfolio.

At around 1.1 million, the number of new finance, leasing and insurance contracts in the first half of 2006 reached the level recorded in the first six months of 2005. The number of contracts as of June 30, 2006 increased by 2.3% year-on-year in the Customer Financing/Leasing area and by 4.8% in the Service/Insurance area to a total of 1.7 million contracts. 30.1% (30.7%) of the cars delivered by the Volkswagen Group in the period under review were leased or financed via our Financial Services Division with unchanged credit eligibility criteria. Receivables relating to dealer financing increased by 2.5% compared with December 31, 2005. At the end of the second quarter, deposits at Volkswagen Bank *direct* amounted to €8.9 billion (+2.0%). Volkswagen Bank *direct* managed around 831,961 accounts – a year-on-year increase of 1.3%. Customers were particularly attracted to the call money and savings account offerings. On June 30, 2006, 7,140 people were employed by the Financial Services Division (–43.7% compared with December 31, 2005). This decrease largely reflects the sale of Europcar.

The number of contracts in our fleet management business rose slightly at the end of June 2006 compared with the end of 2005. At June 30, 2006, our LeasePlan joint venture managed a total of around 1.25 million vehicles, representing an increase of approximately 2.0% as against the figure on December 31, 2005.

INCOME STATEMENT OF THE VOLKSWAGEN GROUP (CONDENSED)

INCOME STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO JUNE 30

	Volkswagen Group		Automotive[1]		Financial Services	
€ million	2006	2005[2]	2006	2005[2]	2006	2005[2]
Sales revenue	**51,892**	**45,446**	**47,607**	**41,439**	**4,285**	**4,007**
Cost of sales	44,828	39,575	41,671	36,677	3,157	2,898
Gross profit	**7,064**	**5,871**	**5,936**	**4,762**	**1,128**	**1,109**
Distribution expenses	4,423	3,953	4,201	3,755	222	198
Administrative expenses	1,101	1,082	847	838	254	244
Other operating income/expense	−506	505	−340	702	−166	−197
Operating profit	**1,034**	**1,341**	**548**	**871**	**486**	**470**
Financial result	−283	−701	−374	−735	91	34
Profit/loss before tax from continuing operations	**751**	**640**	**174**	**136**	**577**	**504**
Income tax expense	361	261	158	92	203	169
Profit/loss from continuing operations	**390**	**379**	**16**	**44**	**374**	**335**
Profit/loss from discontinued operations	796	24				
Profit/loss after tax	**1,186**	**403**				
Earnings per ordinary share (€)[3]	**3.06**	**1.00**				
Diluted earnings per ordinary share (€)[3]	**3.04**	**1.00**				
Earnings per preferred share (€)[3]	**3.12**	**1.06**				
Diluted earnings per preferred share (€)[3]	**3.10**	**1.06**				

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Restated.
[3] From continuing and discontinued operations.

INCOME STATEMENT BY DIVISION FOR THE PERIOD FROM APRIL 1 TO JUNE 30

	Volkswagen Group		Automotive[1]		Financial Services	
€ million	2006	2005[2]	2006	2005[2]	2006	2005[2]
Sales revenue	**26,555**	**24,581**	**24,389**	**22,496**	**2,166**	**2,085**
Cost of sales	22,820	21,290	21,206	19,761	1,614	1,529
Gross profit	**3,735**	**3,291**	**3,183**	**2,735**	**552**	**556**
Distribution expenses	2,217	2,092	2,103	1,988	114	104
Administrative expenses	528	542	399	423	129	119
Other operating income/expense	−593	216	−533	313	−60	−97
Operating profit	**397**	**873**	**148**	**637**	**249**	**236**
Financial result	−58	−358	−85	−355	27	−3
Profit/loss before tax from continuing operations	**339**	**515**	**63**	**282**	**276**	**233**
Income tax expense	283	207	191	131	92	76
Profit/loss from continuing operations	**56**	**308**	**−128**	**151**	**184**	**157**
Profit/loss from discontinued operations	803	25				
Profit/loss after tax	**859**	**333**				
Earnings per ordinary share (€)[3]	**2.23**	**0.85**				
Diluted earnings per ordinary share (€)[3]	**2.22**	**0.85**				
Earnings per preferred share (€)[3]	**2.23**	**0.85**				
Diluted earnings per preferred share (€)[3]	**2.22**	**0.85**				

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Restated.
[3] From continuing and discontinued operations.

BALANCE SHEET OF THE VOLKSWAGEN GROUP (CONDENSED)

BALANCE SHEET BY DIVISION AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

	Volkswagen Group		Automotive[1]		Financial Services	
€ million	2006	2005	2006	2005	2006	2005
Assets						
Noncurrent assets	**71,444**	**75,235**	**34,988**	**36,701**	**36,456**	**38,534**
Intangible assets	7,592	7,668	7,523	7,540	69	128
Property, plant and equipment	21,056	22,884	20,857	22,609	199	275
Leasing and rental assets	7,950	9,882	60	57	7,890	9,825
Financial services receivables	25,269	24,958	272	243	24,997	24,715
Noncurrent investments and other financial assets[2]	9,577	9,843	6,276	6,252	3,301	3,591
Current assets	**62,952**	**57,846**	**37,467**	**32,112**	**25,485**	**25,734**
Inventories	13,519	12,643	13,465	12,569	54	74
Financial services reveivables	22,629	22,412	177	177	22,452	22,235
Receivables and other financial assets	11,941	10,811	9,783	8,242	2,158	2,569
Marketable securities	5,546	4,017	5,475	3,939	71	78
Cash and cash equivalents	9,317	7,963	8,567	7,185	750	778
Noncurrent assets and disposal groups held for sale	–	–	–	–	–	–
Total assets	**134,396**	**133,081**	**72,455**	**68,813**	**61,941**	**64,268**
Equity and Liabilities						
Equity	**25,120**	**23,647**	**18,885**	**17,391**	**6,235**	**6,256**
Equity attributable to shareholders of Volkswagen AG	25,065	23,600	18,830	17,344	6,235	6,256
Minority interests	55	47	55	47	–	–
Noncurrent liabilities	**51,948**	**56,125**	**26,800**	**28,662**	**25,148**	**27,463**
Noncurrent financial liabilities	26,785	31,014	4,540	6,545	22,245	24,469
Provisions for pensions	12,841	14,003	12,721	13,816	120	187
Other liabilities[2]	12,322	11,108	9,539	8,301	2,783	2,807
Current liabilities	**57,328**	**53,309**	**26,770**	**22,760**	**30,558**	**30,549**
Current financial liabilities	31,702	30,992	3,292	4,266	28,410	26,726
Trade payables	9,039	8,476	8,411	6,913	628	1,563
Other liabilities	16,587	13,841	15,067	11,581	1,520	2,260
Liabilities included in disposal groups classified as held for sale	–	–	–	–	–	–
Total equity and liabilities	**134,396**	**133,081**	**72,455**	**68,813**	**61,941**	**64,268**

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions, primarily intra-Group loans.
[2] Including deferred taxes.

STATEMENT OF RECOGNIZED INCOME AND EXPENSE OF THE VOLKSWAGEN GROUP

STATEMENT OF RECOGNIZED INCOME AND EXPENSE FOR THE PERIOD JANUARY 1 TO JUNE 30

€ million	2006	2005
Actuarial gains or losses	1,162	0
Available-for-sale financial instruments (securities):		
Fair value changes taken directly to equity	−220	111
Transferred to profit or loss	5	0
Cash flow hedges:		
Fair value changes taken directly to equity	829	−341
Transferred to profit or loss	57	−38
Foreign exchange differences	−262	753
Deferred taxes	−746	133
Income and expense recognized directly in equity	**825**	**618**
Profit after tax attributable to shareholders of Volkswagen AG	1,186	389
Total recognized income and expense for the period	**2,011**	**1,007**

CASH FLOW STATEMENT OF THE VOLKSWAGEN GROUP (CONDENSED)

CASH FLOW STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO JUNE 30

	Volkswagen Group		Automotive[1]		Financial Services	
€ million	2006	2005[2]	2006	2005[2]	2006	2005[2]
Profit/loss before tax from continuing operations	751	640	174	136	577	504
Income taxes paid	-449	-227	-396	-132	-53	-95
Depreciation and amortization expense	4,357	4,083	3,547	3,310	810	773
Change in pension provisions	78	91	79	86	-1	5
Other noncash income/expense and reclassifications[3]	-551	518	-512	474	-39	44
Gross cash flow	**4,186**	**5,105**	**2,892**	**3,874**	**1,294**	**1,231**
Change in working capital	**3,585**	**-693**	**3,399**	**-541**	**186**	**-152**
Change in inventories	-1.189	-1,154	-1,193	-1,170	4	16
Change in receivables	-230	-1,614	-422	-1,491	192	-123
Change in liabilities	2,817	1,860	2,827	1,903	-10	-43
Change in other provisions	2,187	215	2,187	217	0	-2
Cash flows from operating activities	**7,771**	**4,412**	**6,291[4]**	**3,333[4]**	**1,480**	**1,079**
Cash flows from investing activities	**-3,507**	**-5,121**	**-598**	**-2,675**	**-2,909**	**-2,446**
of which: acquisition of property, plant and equipment	-1,394	-1,929	-1,366	-1,879	-28	-50
capitalized development costs	-740	-757	-740	-757	0	0
change in leasing and rental assets (excluding depreciation)	-1,551	-1,270	-26	-17	-1,525	-1,253
change in financial services receivables	-1,366	-1,185	-41	-19	-1,325	-1,166
acquisition and disposal of equity investments	1,444	-84	1,515	-69	-71	-15
Net cash flow	**4,264**	**-709**	**5,693**	**658**	**-1,429**	**-1,367**
Change in investments in securities	-1,719	52	-1,725	54	6	-2
Cash flows from financing activities	**-1,118**	**-462**	**-2,516**	**770**	**1,398**	**-1,232**
Change in cash and cash equivalents due to exchange rate changes and to changes in the scope of consolidation	-73	1	-70	29	-3	-28
Net change in cash and cash equivalents	**1,354**	**-1,118**	**1,382**	**1,511**	**-28**	**-2,629**
Cash and cash equivalents at June 30	**9,317**	**9,103**	**8,567**	**8,221**	**750**	**882**
Securities and loans	7,567	4,392	5,630	3,061	1,937	1,331
Gross liquidity	**16,884**	**13,495**	**14,197**	**11,282**	**2,687**	**2,213**
Total third-party borrowings	-58,487	-63,578	-7,832	-12,585	-50,655	-50,993
Net liquidity at June 30	**-41,603**	**-50,083**	**6,365**	**-1,303**	**-47,968**	**-48,780**
For information purposes: at Jan. 1	-48,200	-46,928	706	-1,912	-48,906	-45,016

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.

[2] Restated.

[3] Relate mainly to fair value measurement of financial instruments, application of the equity method and reclassification of gains/losses on disposal of noncurrent assets from continuing operations to investing activities.

[4] Before consolidation of intra-Group transactions €7,039 million (€3,788 million).

NOTES TO THE FINANCIAL STATEMENTS

ACCOUNTING IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

Volkswagen AG has prepared its consolidated financial statements for fiscal year 2005 in accordance with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) and the Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). This Interim Report for the period ended June 30, 2006 was therefore also prepared in accordance with IAS 34.

The accompanying consolidated interim financial statements were not reviewed by auditors.

ACCOUNTING POLICIES

The same consolidation methods and accounting policies were applied to the preparation of the interim financial statements and the presentation of the prior-year comparatives as for the 2005 consolidated financial statements. A detailed description of the methods applied is published in the notes to the consolidated financial statements in the 2005 Annual Report. This can also be accessed on the Internet at www.volkswagen-ir.de.

SCOPE OF CONSOLIDATION

In addition to Volkswagen AG, which is domiciled in Wolfsburg and entered in the commercial register at the Braunschweig Local Court under no. HRB 100484, the consolidated financial statements comprise all significant companies at which Volkswagen AG is able, directly or indirectly, to govern the financial and operating policies in such a way that the companies of the Group obtain benefits from the activities of these companies (subsidiaries).

The relevant antitrust authorities have approved the sale of the Europcar group, and the Europcar group has thus been deconsolidated. The income and expenses arising prior to the date of deconsolidation are presented separately in the income statement as amounts attributable to "discontinued operations".

Disclosures on the Europcar group in accordance with IFRS 5:

€ million	2006*	Q1–2 2005
Income	591	622
Expenses	571	591
Profit before tax	**20**	**31**
Income tax expense	11	7
Profit after tax	**9**	**24**
Disposal gains	806	–
Taxes	19	–
Profit from discontinued operations	**796**	**24**
Cash flows from operating activities	215	479
Cash flows from investing activities	–223	–573
Cash flows from financing activities	–18	95

* Until deconsolidation.

DISCLOSURES ON THE CONSOLIDATED FINANCIAL STATEMENTS

> 1 SALES REVENUE

STRUCTURE OF GROUP SALES REVENUE

€ million	2006	Q1–2 2005*
Vehicles	41,581	35,889
Genuine parts	3,063	2,830
Other sales revenue	3,521	3,157
Rental and leasing business	2,155	2,130
Interest and similar income	1,572	1,440
	51,892	**45,446**

* Restated.

> 2 COST OF SALES

Cost of sales includes interest expenses of €1.0 billion (€0.9 billion) attributable to the financial services business.

> 3 RESEARCH AND DEVELOPMENT COSTS IN THE AUTOMOTIVE DIVISION

€ million	2006	Q1–2 2005	%
Total research and development costs	2,083	1,996	4.3
of which capitalized development costs	740	757	–2.2
Capitalization ratio in %	35.5	37.9	
Amortization of capitalized development costs	699	646	8.2

> 4 EARNINGS PER SHARE

Undiluted earnings per share are calculated by dividing profit attributable to shareholders of Volkswagen AG by the weighted average number of ordinary and preferred shares outstanding during the reporting period. Earnings per share are diluted by "potential shares". These include stock options, although these are only dilutive if they result in the issuance of shares at a value below the average market price of the shares. A potential dilutive effect arose in the period under review from the fifth, sixth and seventh tranches of the stock option plan.

			Q2		Q1–2
		2006	2005	2006	2005
Weighted number of shares outstanding					
Ordinary shares: basic	million	280.6	278.6	280.6	278.6
diluted	million	282.7	278.6	282.6	278.6
Preferred shares: basic	million	105.2	105.2	105.2	105.2
diluted	million	105.2	105.2	105.2	105.2
Profit after tax from continuing operations	€million	56	308	390	379
Profit after tax from discontinued operations	€million	803	25	796	24
Profit after tax from continuing and discontinued operations	€million	859	333	1,186	403
Minority interests	€million	0	8	0	14
Profit attributable to shareholders of Volkswagen AG	€million	859	325	1,186	389
Earnings per share from continuing operations					
Ordinary share: basic	€	0.15	0.78	0.99	0.94
diluted	€	0.14	0.78	0.99	0.94
Preferred share: basic	€	0.15	0.78	1.05	1.00
diluted	€	0.14	0.78	1.05	1.00
Earnings per share from continuing and discontinued operations					
Ordinary share: basic	€	2.23	0.85	3.06	1.00
diluted	€	2.22	0.85	3.04	1.00
Preferred share: basic	€	2.23	0.85	3.12	1.06
diluted	€	2.22	0.85	3.10	1.06

> 5 NONCURRENT ASSETS

CHANGES IN SELECTED NONCURRENT ASSETS BETWEEN JANUARY 1 AND JUNE 30, 2006

€ million	Carrying amount at Jan. 1, 2006	Additions	Disposals/ Other changes	Depreciation	Carrying amount at June 30, 2006
Intangible assets	7,668	806	−96	786	**7,592**
Property, plant and equipment	22,884	1,352	−404	2,776	**21,056**
Leasing and rental assets	9,882	2,599	−3,741	790	**7,950**

> 6 INVENTORIES

€ million	June 30, 2006	Dec. 31, 2005
Raw materials, consumables and supplies	2,191	2,163
Work in progress	1,283	1,355
Finished goods and purchased merchandise	10,032	9,100
Payments on account	13	25
	13,519	**12,643**

> 7 CURRENT RECEIVABLES AND OTHER FINANCIAL ASSETS

€ million	June 30, 2006	Dec. 31, 2005
Trade receivables	5,903	5,638
Miscellaneous other receivables and financial assets	6,038	5,173
	11,941	**10,811**

> 8 STATEMENT OF CHANGES IN EQUITY

€ million	June 30, 2006	Dec. 31, 2005
Subscribed capital	989	1,093
Capital reserves	4,663	4,513
Retained earnings	21,845	21,251
Income and expense recognized directly in equity	−2,432	−3,257
Equity attributable to shareholders of VW AG	25,065	23,600
Minority interests	55	47
Total equity	**25,120**	**23,647**

> 9 NONCURRENT FINANCIAL LIABILITIES

€ million	June 30, 2006	Dec. 31, 2005
Bonds, commercial paper and notes	20,689	24,869
Liabilities to banks	2,669	2,748
Deposits from direct banking business	1,169	1,236
Other financial liabilities	2,258	2,161
	26,785	**31,014**

> 10 CURRENT FINANCIAL LIABILITIES

€ million	June 30, 2006	Dec. 31, 2005
Bonds, commercial paper and notes	15,817	15,362
Liabilities to banks	6,804	6,564
Deposits from direct banking business	7,738	7,499
Other financial liabilities	1,343	1,567
	31,702	**30,992**

> 11 CASH FLOW STATEMENT

The cash flow statement presents the cash inflows and outflows in the Volkswagen Group and in the Automotive and Financial Services divisions. Cash and cash equivalents comprise cash at banks, checks, cash-in-hand and call deposits. The net liquidity is presented on page 13 of this report.

GERMAN CORPORATE GOVERNANCE CODE

The current declarations in accordance with section 161 of the Aktiengesetz (AktG – German Stock Corporation Act) on the German Corporate Governance Code by the Board of Management and Supervisory Board of Volkswagen AG, as well as those by the Board of Management and Supervisory Board of Audi AG, are available on the Internet at www.volkswagen-ir.de and www.audi.de respectively.

SIGNIFICANT EVENTS AFTER THE BALANCE SHEET DATE

There were no significant events after the end of the first half of 2006.

Wolfsburg, July 2006

Volkswagen Aktiengesellschaft
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